SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2021
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL

Publicly-Held Company

Corporate Taxpayer’s ID (CNPJ/MF): 33.042.730/0001-04

Company Registry (NIRE): 35-3.0039609.0

MATERIAL FACT

Companhia Siderúrgica Nacional ("CSN" or "Company") informs its shareholders and the market in general that CSN Cimentos S.A., a closely held company controlled by CSN and which concentrates the cement manufacturing and marketing operation of the group ("CSN Cimentos" ), entered into on September 9, 2021, a share purchase and sale agreement through which it intends to acquire 100% (one hundred percent) of the shares issued by LafargeHolcim (Brasil) SA (“Business”), with the Company as guarantor of its obligations (“Transaction”).

The Business was valued at the base value of US$1.025 billion, subject to price adjustment and value retained in escrow account, in addition to the other terms and conditions provided for in the respective contract. The closing of the Transaction, which involves payment in cash, is subject to approval by the competition authority.

The acquisition of the aforementioned company adds a production capacity to that of CSN Cimentos of 10.3 million tons of cement per year ("MTPY") through cement plants strategically located in the Southeast, Northeast and Midwest, in addition to substantial high-quality limestone reserves and concrete and aggregate units. Relevant operational, logistical, management and commercial synergies are expected, with room for evolution of the product mix and expansion of the customer base.

This movement is part of CSN Cimentos' expansion strategy amid the recovery of cement consumption in Brazil, demonstrating the company's ability to assume a prominent role in the sector. With the closing of the operation, CSN Cimentos will have a total capacity of 16.3 MTPY and an increasingly broader presence in the national territory as a relevant and low-cost producer.

The Company will keep its shareholders and the market in general duly informed of the developments of the Transaction, pursuant to the applicable legislation.

São Paulo, September 10, 2021.

COMPANHIA SIDERÚRGICA NACIONAL

Marcelo Cunha Ribeiro

Executive Director of Finance and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 10, 2021

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Marcelo Cunha Ribeiro
Marcelo Cunha Ribeiro Chief Financial and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.